Exhibit 99.1

Corporación América Airports S.A. Reports May 2025 Passenger Traffic

Total passenger traffic up 15.9% YoY, up 21.4% YoY in Argentina

International passenger traffic up 12.1% YoY; up 19.6% YoY in Argentina

Luxembourg, June 17, 2025— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), one of the leading private airport operators in the world, reported today a 15.9% year-on-year (YoY) increase in passenger traffic in May 2025.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2025 vs. 2024)
Statistics	May'25	May'24	% Var.	YTD’25	YTD'24	% Var.
Domestic Passengers (thousands)	3,502	2,958	18.4%	17,671	16,298	8.4%
International Passengers (thousands)	2,787	2,487	12.1%	13,366	11,847	12.8%
Transit Passengers (thousands)	614	511	20.3%	3,132	2,845	10.1%
Total Passengers (thousands)[1]	6,903	5,955	15.9%	34,169	30,989	10.3%
Cargo Volume (thousand tons)	33.6	31.5	6.6%	161.8	152.5	6.1%
Total Aircraft Movements (thousands)	71.3	64.8	10.1%	349.3	329.3	6.1%

1 Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024. Excluding Natal for comparison purposes, total passenger traffic YTD was up 11.6%.

Monthly Passenger Traffic Performance

(In million PAX)

Passenger Traffic Overview

Total passenger traffic increased by 15.9% in May compared to the same month in 2024. Domestic passenger traffic rose by 18.4% year over year (YoY), largely driven by Argentina, along with strong performances in Brazil and Italy. Meanwhile, international traffic grew by 12.1%, with all operating countries contributing positively YoY—except Ecuador—and particularly strong results in Brazil, Argentina, Italy, and Uruguay. Notably, Argentina accounted for 66% of the total traffic growth in May.

In Argentina, total passenger traffic increased by 21.4% YoY, primarily driven by the ongoing recovery in domestic traffic, which rose by 22.2% YoY—marking three consecutive months of double-digit growth. JetSMART, which has been introducing new routes in recent months, continued to gain market share, serving 157% more passengers than in the same month last year. Aerolíneas Argentinas saw its market share decline by 2 percentage points; however, it carried 18% more passengers than in May 2024, boosted by the final match of the Argentine Football Cup. Flybondi’s market share decreased by 11 percentage points compared to the same month last year. International passenger traffic also remained strong, increasing by a solid 19.6% YoY. JetSMART began operating flights between Mendoza and Rio de Janeiro with two weekly frequencies, while GOL inaugurated the Aeroparque–Porto Alegre route with three weekly frequencies. Load factors on routes to Europe and the U.S. either slightly increased or remained stable in May.

In Italy, passenger traffic grew by 10.3% compared to the same month in 2024, mainly supported by an increase in flight frequencies by Ryanair. International passenger traffic—which accounted for over 80% of total traffic—rose by 9.4% YoY, driven by a 14.0% increase at Florence Airport and a 6.0% increase at Pisa Airport. Domestic passenger traffic grew by 15.0% YoY, fueled by a robust performance at Pisa Airport and supported by the aforementioned increase in flight frequencies by Ryanair.

In Brazil, total passenger traffic increased by a solid 16.4% YoY, reflecting an improvement in traffic trends despite the ongoing challenges in the aviation environment and aircraft constraints in the country. Domestic traffic, which accounted for nearly 60% of total traffic, rose by 14.0% YoY, while transit passengers increased by 17.7% YoY. Notably, although representing a small share of total traffic (5%), international traffic grew strongly by 41.2% YoY.

In Uruguay, total passenger traffic—predominantly international—rose by 8.3% YoY, showing a slight sequential deceleration from April, which had benefited from additional demand generated by the Easter holiday. Azul Linhas Aéreas announced a new direct route between Montevideo and Campinas, with five weekly flights starting in July. This new connection will help strengthen ties between Uruguay and Brazil, facilitating passenger flow and promoting the development of new commercial and tourism opportunities.

In Ecuador, where security concerns persist, passenger traffic decreased by 0.8% YoY. International traffic declined by 1.0% YoY, mainly due to reduced operations to the U.S., while domestic traffic increased slightly by 0.3% YoY, impacted by high airfares that have dampened travel demand.

In Armenia, passenger traffic increased by 7.3% YoY. Travel demand has benefited from the introduction of new airlines and routes, as well as increased flight frequencies. Wizz Air recently announced the opening of a new base at Yerevan’s Zvartnots Airport, with two aircraft and eight new direct routes to Europe.

Cargo Volume and Aircraft Movements

Cargo volume increased by 6.6% compared to the same month in 2024, with positive YoY contributions from all countries of operations except for Italy. Performance by country was as follows: Brazil (+21.1%), Armenia (+19.7%), Uruguay (+14.8%), Ecuador (+4.3%), Argentina (+0.3%), and Italy (-5.9%). Argentina, Brazil, and Uruguay accounted for almost 80% of the total cargo volume in May.

Aircraft movements increased by 10.1% YoY, with positive contributions from all countries of operation: Argentina (+12.7%), Uruguay (+12.4%), Brazil (+9.2%), Armenia (+8.8%), Italy (+8.0%), and Ecuador (+1.5%). Argentina, Brazil, and Italy accounted for more than 80% of total aircraft movements in May.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2025 vs. 2024)

	May'25	May'24	% Var.	YTD'25	YTD'24	% Var.
Passenger Traffic (thousands)
Argentina	3,540	2,916	21.4%	19,366	16,870	14.8%
Italy	979	888	10.3%	3,507	3,173	10.5%
Brazil (1)	1,357	1,165	16.4%	6,414	6,209	3.3%
Uruguay	169	156	8.3%	1,013	957	5.8%
Ecuador	390	393	-0.8%	1,926	1,913	0.7%
Armenia	468	436	7.3%	1,942	1,867	4.0%
TOTAL	6,903	5,955	15.9%	34,169	30,989	10.3%
(1)	Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024. Excluding Natal for comparison purposes, total passenger traffic YTD was up 11.6%.

Cargo Volume (tons)
Argentina	16,909	16,856	0.3%	84,103	78,319	7.4%
Italy	1,071	1,137	-5.9%	5,344	5,313	0.6%
Brazil	5,552	4,584	21.1%	26,157	25,196	3.8%
Uruguay	3,427	2,986	14.8%	14,651	12,599	16.3%
Ecuador	3,420	3,279	4.3%	15,439	16,291	-5.2%
Armenia	3,216	2,686	19.7%	16,094	14,768	9.0%
TOTAL	33,595	31,528	6.6%	161,787	152,485	6.1%
Aircraft Movements
Argentina	37,259	33,072	12.7%	195,577	181,380	7.8%
Italy	8,995	8,329	8.0%	31,717	29,456	7.7%
Brazil	12,602	11,540	9.2%	59,425	58,496	1.6%
Uruguay	2,480	2,207	12.4%	15,387	14,361	7.1%
Ecuador	6,390	6,297	1.5%	32,020	31,279	2.4%
Armenia	3,600	3,310	8.8%	15,168	14,318	5.9%
TOTAL	71,326	64,755	10.1%	349,294	329,290	6.1%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2024, Corporación América Airports served 79.0 million passengers, 2.7% (or 0.4% excluding Natal) below the 81.1 million passengers served in 2023, and 6.2% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com

Phone: +5411 4899-6716